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                                                Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-64973

PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED DECEMBER 30, 1998
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                               PRIME GROUP REALTY TRUST

                                     [LOGO]
                  2,000,000 Series A Cumulative Convertible Preferred
                             Shares of Beneficial Interest
                    11,467,853 Common Shares of Beneficial Interest
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This prospectus supplement supplements the information we provided in our
December 30, 1998 prospectus relating to 2,000,000 of our outstanding convertible preferred shares and up to 2,000,000 of our common shares which Security Capital Preferred Growth Incorporated and/or its permitted transferees may offer for sale as well as to 9,711,075 common shares which certain limited partners of Prime Group Realty, L.P. may offer for sale upon exchange of an equal number of common units of limited partner interest in Prime Group Realty, L.P. held by these limited partners. This prospectus supplement is not complete without the prospectus, and we have not authorized anyone to deliver or use this prospectus supplement without the prospectus.

In this prospectus supplement, we use some terms that we defined in the prospectus. You should read the prospectus to understand those terms. Unless we indicate otherwise, the information in this prospectus supplement is as of August 17, 2000.

We are providing this prospectus supplement to revise the information in the prospectus in the section entitled "Selling Shareholders" as follows:

                              SELLING SHAREHOLDERS

    The table below sets forth certain information concerning the selling shareholders, including the number of offered shares beneficially owned by each selling shareholder. Because the selling shareholders may sell all or some of their offered shares, no estimate can be made of the number owned, beneficially or otherwise, by each selling shareholder upon completion of the offering of the offered shares described in this prospectus. There is no assurance that the selling shareholders will sell any of the offered shares. If any are sold, each selling shareholder will receive all of the net proceeds from the sale of his, her or its respective offered shares. The offered shares represent approximately 40.5% of the total outstanding common shares, assuming conversion of all outstanding convertible preferred shares into common shares and exchange of all outstanding common units of limited partner interest in the operating partnership for common shares. Selling shareholders may include Merrill Lynch International Private Finance Limited, a Delaware corporation and pledgee of SCPG, LaSalle National Bank, a national banking association which may become a pledgee of Prime Group VI, L.P., or any donees, transferees other pledgees of the selling shareholders after the date of this prospectus.
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
                                         NUMBER OF CONVERTIBLE    NUMBER OF COMMON
                                           PREFERRED SHARES      SHARES BENEFICIALLY
                                          BENEFICIALLY OWNED      OWNED AND OFFERED
NAME OF SELLING SHAREHOLDER              AND OFFERED HEREBY(1)        HEREBY(2)
---------------------------              ---------------------   -------------------
SCPG...................................        2,000,000               2,000,000
Edward S. Hadesman
  Trust dated May 22, 1992(3)(4).......        --                        398,427
Carolyn B. Hadesman
  Trust dated May 21, 1992(3)(5).......        --                         54,544
Lisa Hadesman 1991 Trust(3)(5).........        --                        169,053
Cynthia Hadesman 1991 Trust (3)(5).....        --                        169,053
Tucker B. Magid(3)(6)..................        --                         33,085
Frances S. Shubert(3)(7)...............        --                         36,006
Sky Harbor Associates(3)(8)............        --                         62,149
Jeffrey A. Patterson(3)(9).............        --                        110,000
Primestone Investment
  Partners, L.P.(3)(10)................        --                      7,944,893
Prime Group VI, L.P.(11)...............        --                        304,097
Ray R. Grinvalds(3)(12)................        --                          2,608
Sandra F. Grinvalds(3)(12).............        --                          2,608
Warren H. John Trust dated
  December 18, 1998(3)(13).............        --                         37,259
H Group LLC(14)........................        --                        144,071
                                               ---------              ----------
    TOTAL..............................        2,000,000              11,467,853(15)
                                               =========              ==========

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 (1) On the date of this prospectus, SCPG owns all of the outstanding convertible preferred shares. The 2,000,000 convertible preferred shares were purchased from us in a private transaction in November 1997 and are currently convertible into 2,000,000 common shares. If SCPG and/or its permitted transferees sell in the offering all of the convertible preferred shares and any common shares received upon any conversion of the convertible preferred shares, then SCPG and any such transferees will own no convertible preferred shares or common shares.

 (2) The common shares covered by the registration statement of which this prospectus is a part, which we refer to as the "offered common shares", are being registered for the account of the selling shareholders who may receive such common shares upon (A) any conversion of the convertible preferred shares in accordance with their terms or (B) any exchange of common units of limited partner interest in accordance with their terms and the operating partnership's partnership agreement. Holders of the convertible preferred shares have the right, at their option, to convert all or any portion of such shares into common shares. See "Description of Shares of Beneficial Interest--Convertible Preferred Shares" in the prospectus. Generally, each common unit of limited partner interest held by the persons or entities which acquired them as part of our formation is currently exchangeable for one common share or, at our option, for cash equal to the fair market value of a common share at the time of the exchange. For purposes of this column, we have assumed that (X) all convertible preferred shares will be converted into common shares and
     (Y) all common units of limited partner interest will be tendered for exchange by the applicable selling shareholder and that we will exchange common shares, rather than cash, for such tendered common units.

 (3) This person or entity acquired his, her or its common units of limited partner interest either as part of our formation or as a transfer from an affiliated person or entity that acquired them as part of our formation. These common units are currently exchangeable for common shares.

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 (4) Edward S. Hadesman has been one of our executive officers since November
     1997.

 (5) Each of these trusts are for the benefit of an immediate family member of Edward S. Hadesman, one of our executive officers.

 (6) Tucker B. Magid was one of our executive officers from November 1997 to January 2000.

 (7) Frances S. Shubert is the sister of Edward S. Hadesman, one of our executive officers.

 (8) Sky Harbor Associates is an entity affiliated with Edward S. Hadesman, one of our executive officers.

 (9) Jeffrey A. Patterson has been one of our executive officers since November 1997.

 (10) The Prime Group, Inc. indirectly owns an approximate 60% interest in Primestone Investment Partners, L.P.

 (11) Prime Group VI, L.P. is an affiliate of The Prime Group, Inc. Prime
      Group VI, L.P. acquired a portion of its common units of limited partner interest in a transfer from an affiliated entity that acquired them as part of our formation and acquired the remaining portion of its common units of limited partner interest in a purchase from an unaffiliated entity. As of the date of this prospectus, Prime Group VI, L.P. has exchanged 256,572 common units of limited partner interest for an equal number of common shares. Prime Group VI, L.P. may pledge some or all of these common units and common shares to LaSalle National Bank, a national banking association, to secure repayment of a proposed loan to Prime Group VI, L.P.

 (12) Ray R. Grinvalds was an executive officer of The Prime Group, Inc. from prior to 1997 to May 2000. Sandra F. Grinvalds received her common units of limited partner interest in a transfer pursuant to a divorce settlement with Mr. Grinvalds.

 (13) Warren H. John is a significant shareholder of The Prime Group, Inc.

 (14) H Group LLC holds 29,594 common units of limited partner interest as of the date of this prospectus. Of these common units of limited partner interest, none are currently exchangeable for common shares and all will first become exchangeable for common shares on December 16, 2000. As of the date of this prospectus, H Group LLC has exchanged 114,477 common units of limited partner interest for an equal number of common shares. Further, on August 1, 2000, our operating partnership redeemed 45,287 common units of limited partner interest in connection with our exercise of our option to purchase H Group LLC's second mortgage on the office property located at 180 N. LaSalle Street in Chicago, Illinois.

 (15) The total number of common shares that may be offered by selling shareholders by using the prospectus and the prospectus supplement has been reduced from the 11,711,075 common shares originally set forth in the prospectus to 11,467,853 common shares. This decrease reflects the effect of Prime Group Realty, L.P.'s subsequent redemption of 45,287 common units of limited partner interest (which were exchangeable for an equal number of common shares that were covered by the prospectus) held by one of the selling shareholders and also reflects that fewer common units of limited partner interest in Prime Group Realty, L.P. (also exchangeable for common shares) were issued to one of the selling shareholders than we had estimated for purposes of the prospectus.

           THE DATE OF THIS PROSPECTUS SUPPLEMENT IS AUGUST 17, 2000.

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